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SECUR[ITIES AND EXCHANGE COMMI]SSION

11020244

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 01 2011 WASH, DC 110

SEC FILE NUMBER
8- 67425

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VCM Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Wall Street, 21 floor
(No. and Street)

New York, NY 10005
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Sipkin (212) 571-0074
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ParenteBeard, LLC
(Name – *if individual, state last, first, middle name*)

350 5th Avenue, 68 floor	New York	NY	10118
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vinayek K. Singh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VCM Securities, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public - State of New York
Qualified in New York County
My Commission Expires 4-28-12

Signature

Chief Executive Officer
Title

Kenneth Sklover
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VCM Securities, LLC

Table of Contents
December 31, 2010

ParenteBeard

Independent Auditors' Report

Member
VCM Securities, LLC

We have audited the accompanying statement of financial condition of VCM Securities, LLC (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act (CEAct). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of VCM Securities, LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

ParenteBeard LLC

New York, New York
February 23, 2011

Statement of Financial Condition
December 31, 2010

Assets

Assets	
Cash	$ 64,901
Receivables from broker	159,540
Prepaid expenses	3,379
Cash deposit with clearing organization	125,000
Total assets	$ 352,820

Liabilities and Member's Equity

Liabilities	
Accrued expenses and other liabilities	$ 12,704
Loan payable – related party	125,000
Due to Parent	21,640
Total liabilities	159,344
Commitments and Contingencies	
Member's Equity	193,476
Total liabilities and member's equity	$ 352,820

See notes to financial statements

1. Organization and Nature of Business

VCM Securities, LLC ("VCM" or "the Company"), a single member limited liability company, formed on August 17, 2006 in the State of New York and began limited operations in March 2007. VCM is a wholly-owned subsidiary of Vyapar Capital Market Partners LLC ("Parent"). VCM is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and Commodity Futures Trading Commission ("CFTC") in the State of New York, and is a member of both the Financial Industry Regulatory Authority ("FINRA") and National Futures Association ("NFA"). VCM was organized to engage as a broker of fixed income securities.

VCM is an introducing broker and does not carry security accounts for customers, execute trades, or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of SEC rule 15c3-3.

The Company evaluated subsequent events for recognition or disclosure through February 23, 2011, the date the financial statements were available to be issued.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Accordingly, actual results could differ from those estimates.

Income Taxes

VCM as a single member LLC is a disregarded entity for tax purposes and is included in the consolidated income tax returns filed by its Parent. Accordingly, no provision or benefit for income taxes is reflected in these financial statements.

Fair Value of Financial Instruments

As of December 31, 2010, the carrying amount of cash, receivables and prepaid expenses and other liabilities and due to parent approximate fair value because of the short-term nature of these items.

Cash and Cash Equivalents

For the purposes of the Statement of Cash Flows, VCM has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. VCM held no cash equivalents at December 31, 2010.

2. Summary of Significant Accounting Policies (Continued)

VCM maintains cash in bank accounts which, at times, may exceed federally insured limits. VCM has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

3. Net Capital Requirements

VCM is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is also subject to the net capital requirements of the CFTC Regulation 1.17 and requirements of the National Futures Association, and is required to maintain "adjusted net capital", equivalent to the greater of $45,000 or the sum of 8 percent of customer and 4 percent of noncustomer risk maintenance margin requirements on all positions, as these terms are defined. As of December 31, 2010, VCM had net capital of $170,097 which was $159,474 in excess of its required minimum net capital requirement of $10,623. VCM's net capital ratio was .94 to 1 as of December 31, 2010.

4. Related Party Transactions

In December 2006, VCM entered into a Service Agreement ("Agreement") with its Parent whereby the Parent will provide administrative services and support functions to VCM. At December 31, 2010, $21,640 was due to Parent for services rendered under the Agreement.

In April 2009, VCM entered into a two year agreement with an entity which is 100% owned by a Director of VCM's Parent Company. Under the terms of this agreement the entity has agreed to underwrite the deposit account (up to $300,000) with the Company's clearing organization. VCM is required to pay a 10% facility fee to the related party entity on amounts drawn down under this agreement. On December 31, 2009, $125,000 was withdrawn and deposited with the clearing organization.

5. Market and Credit Risks

VCM's trading activities consist of executing securities transactions on a riskless principal or give up basis. Substantially all transactions are expected to settle within three business days for cash. VCM has a policy for reviewing, on an ongoing basis, the credit standing of its counterparties, which are primarily financial institutions.